November 29, 2018

Li Weiwei
President and Secretary
Soltrest Inc.
8 Tiaojiayuan Street Suite 1402
Chaoyang District, Beigjing China 100020

       Re: Soltrest Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 16, 2018
           File No. 333-227526

Dear Ms. Weiwei:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2018 letter.

Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1 where you state that the company has generated $1,425 in revenues. We also note that, for the quarter ended September 30,
       2018, you had no revenues, a net loss of $8,469 and total assets of $5,159 consisting of cash and prepaid expenses. As such, we continue to believe that you are a shell company as defined in Rule 405 under the Securities Act of 1933. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in
 Li Weiwei
Soltrest Inc.
November 29, 2018
Page 2
         reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
2. We note your response to prior comment 2. Please disclose that the company's president,
         Li Weiwei, currently holds 100% of the the outstanding common stock, and if all shares in the offering are sold, she will own 33.3% of the total outstanding shares and will retain significant control of the company.
Audited Financial Statements For The Year Ended June 30, 2018
Note 4. Stockholders' Equity, page F-10

3. You disclose that you issued 5,000,000 shares of common stock to the President in return for her services to complete the Form S-1 submission. Please reconcile this disclosure to your Statement of Stockholders Equity, which reflects the issuance of 5,000,000 shares for cash and to your Statement of Cash Flows, which shows $5,000 proceeds from the sale of common stock. In your response, address the source of your cash balance as of June 30,
         2018 and the relation, if any, to the $5,000 increase in prepaid expenses and related party loan. Please also ensure that your disclosures regarding these transactions are consistent throughout the filing.
        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-
Advisor at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                               Sincerely,
FirstName LastNameLi Weiwei
                                                               Division of
Corporation Finance
Comapany NameSoltrest Inc.
                                                               Office of
Information Technologies
November 29, 2018 Page 2                                       and Services
FirstName LastName